JAG Media Group, Inc.
17120 North Dallas Pkwy
Dallas, TX. 75248

Raj Rajan, Sr. Staff Accountant
Division of Corporation Finance, Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	JAG Media Group, Inc./No. 000-52521
Form 8-K/A

Dear Mr. Rajan:

In further response to your November 13, 2009, letter, we acknowledge the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

2.           Staff comments or changes to disclosure in respons to Staff comments to not foreclose the Commission from taking any action with respect to its filings.

3.           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with your instructions, we have filed this letter with the Commission as “Correspondence.”

Very Truly Yours,

/s/ Charles Stidham
Charles Stidham, President